Grant of Options

Toronto, Ontario September 13, 2012: Caledonia Mining Corporation (“Caledonia” or “the Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) announces that it has, effective September 10, 2012, granted share purchase options over ordinary shares of nil par value in the Company (“Ordinary Shares”) to its directors, officers and employees, and directors and employees of certain of its subsidiary companies.  A total of 9,319,000 new options have been granted with 5-year terms, exercisable from September 10, 2012 until September 10, 2017 at a price of $0.09 (Cdn.) per Ordinary Share.  Options were granted to the following directors of the Company:

Name of director	Position	Number of new options granted	Total options held following grant	Total options as % of issued share capital
Christopher Harvey	Director	400,000	2,400,000	0.47
Stefan Hayden	Director, President & Chief Executive Officer	1,400,000	10,400,000	2.05
James Johnstone	Director	400,000	2,400,000	0.47
Carl Jonsson	Director, Chairman & Secretary	400,000	3,000,000	0.59
Steve Curtis	Director, V-P Finance & Chief Financial Officer	1,200,000	6,300,000	1.24
Robert Babensee	Director	400,000	2,650,000	0.52
Richard Patricio	Director	900,000	900,000	0.18
Leigh Wilson	Director	900,000	900,000	0.18
John Kelly	Director	900,000	900,000	0.18

Caledonia has in place a floating Option Plan (“the Plan”) pursuant to which it has previously had 30,540,000 options issued.  The newly granted options will bring the total number of options outstanding to 39,859,000 - equivalent to approximately 7.85% of

Caledonia’s issued share capital.  Pursuant to the Plan, Caledonia has the authority to issue options equal to 10% of its issued share capital.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited John Prior / Sebastian Jones Tel: + 44 20 7523 8350

Newgate Threadneedle Beth Harris / Josh Royston Tel: +44 20 7653 9850	CHF Investor Relations Stephanie Fitzgerald Tel : +1 416 868 1079 x 222 stephanie@chfir.com